Exhibit 1.01

DuPont de Nemours, Inc.
Conflict Minerals Report

BACKGROUND

This Conflict Minerals Report (this “Report”) of DuPont de Nemours, Inc. (“DuPont” or the “Company”), is being filed pursuant to Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2019 to December 31, 2019. This Report provides information with respect to the products manufactured, or contracted to be manufactured, during calendar year 2019 for which columbite-tantalite, cassiterite, and wolframite minerals, and these specific derivatives: tantalum, tin, tungsten, and gold (“Conflict Minerals”) are “necessary to the functionality or production of” such products. The information in this report covers all products manufactured, or contracted to be manufactured, during calendar year 2019, for which Conflict Minerals are “necessary to the functionality or production of” such products, by the Company and all majority-owned subsidiaries over which the Company exercised control for some or all of the calendar year 2019. Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 3467716 for definitions for the terms used in this Report, unless otherwise defined herein.

In July 2010, the U.S. Government signed the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). Section 1502 of the Dodd-Frank Act (the “Conflict Minerals Provision”) was enacted because of concerns that the exploitation and trade of minerals that originate in the Democratic Republic of the Congo and adjoining countries (the “Covered Countries”) by armed groups is helping to finance conflict in the Democratic Republic of the Congo and is contributing to a humanitarian crisis. The final regulation (the “Conflict Minerals Regulation”) adopted by the U.S. Securities and Exchange Commission (“SEC”), which became effective November 13, 2012, requires all SEC registrants to file a specialized disclosure report on Form SD with the SEC regarding Conflict Minerals that are “necessary to the functionality or production of” products manufactured, or contracted to be manufactured, during a calendar year. For clarification, the term Conflict Minerals broadly encompasses all gold, columbite-tantalite, cassiterite, and wolframite minerals, and these specific derivatives: tantalum, tin, tungsten, and gold, regardless of the country of origin of such minerals and regardless of whether or not the purchase of such minerals actually finances or benefits armed groups in the Covered Countries.

COMPANY OVERVIEW

DowDuPont Merger of Equals
DuPont was formed as DowDuPont Inc. ("DowDuPont") on December 9, 2015 to effectuate an all-stock, merger of equals strategic combination between The Dow Chemical Company (“TDCC”) and E. I. du Pont de Nemours and Company (“EID”). On August 31, 2017 at 11:59 pm ET, (the "Merger Effectiveness Time") pursuant to the Agreement and Plan of Merger, dated as of December 11, 2015, as amended on March 31, 2017 (the "Merger Agreement"), TDCC and EID each merged with wholly owned subsidiaries of DowDuPont ("Mergers") and, as a result of the Mergers, TDCC and EID became subsidiaries of DowDuPont (collectively, the "Merger"). Prior to the Merger, DowDuPont did not conduct any business activities other than those required for its formation and matters contemplated by the Merger Agreement.

DowDuPont announced its intent to pursue the separation of the combined Company's agriculture business, specialty products business and materials science business through a series of tax-efficient transactions (collectively, the "Distributions"). DowDuPont formed two wholly owned subsidiaries: Dow Inc., to serve as a holding company for its materials science business, and Corteva, Inc., to serve as a holding company for its agriculture business.

Dow and Corteva Distributions
In furtherance of the Distribution, DowDuPont engaged in a series of internal reorganization and realignment steps (the “Internal Reorganization”) to realign its businesses into three subgroups: agriculture, materials science and specialty products. As part of the Internal Reorganization, the assets and liabilities aligned with the materials science business were transferred or conveyed to legal entities, including TDCC, that ultimately became subsidiaries of Dow Inc. and the assets and liabilities aligned with the agriculture business were transferred or conveyed to legal entities, including EID, that ultimately became subsidiaries of Corteva, Inc.

On April 1, 2019, DowDuPont completed the separation of its materials science business into a separate and independent public company by way of a distribution of Dow Inc. (“Dow”) through a pro rata dividend in-kind of all of the then-issued and outstanding shares of Dow’s common stock (the “Dow Distribution”). On June 1, 2019, DowDuPont completed the separation of its agriculture business into a separate and independent public company by way of a distribution of Corteva, Inc. (“Corteva”) through a pro rata dividend in-kind of all of the then-issued and outstanding shares of Corteva’s common stock (the “Corteva Distribution”).

Following the Corteva Distribution, DowDuPont Inc. changed its name to DuPont de Nemours, Inc. and DuPont continues to hold the specialty products business as continuing operations.

CONFLICT MINERALS

Principles
Conflict Minerals were necessary to the functionality or production of certain products of manufactured by or contracted to be manufactured by a third party for DuPont’s specialty products businesses in calendar year 2019 and for DowDuPont’s materials science businesses from January 1, 2019 until it was separated through the consummation of the Dow Distribution.

As a global purchaser and supplier of goods, DuPont is committed to preventing the use of Conflict Minerals that fund armed conflict in the Covered Countries. DuPont’s Statement of Principles regarding the sourcing of Conflict Minerals is available on its website at www.dupont.com/position-statements.html.

The materials science businesses, when operated by DowDuPont, and DuPont’s specialty products businesses (the “Businesses”) were and are downstream in the supply chain from smelters/refiners down to the eventual retailers, who sell final products to end-consumers. Because the Conflict Minerals for the Businesses entered the Company’s supply chain many layers removed, it is difficult to determine where they originated. The materials science and specialty products businesses worked with their respective vendors to determine the sources of the Conflict Minerals in its supplies.

The Businesses used a cross-functional team to implement processes related to the responsible sourcing of Conflict Minerals, including the purchasing, legal, supply chain, and environmental health and safety functions. The Businesses’ respective due diligence processes and implementation thereof were designed to conform in all material respects to the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD”), specifically as it relates to “Downstream companies” in the case of the materials science businesses.

The Businesses communicated information about the Conflict Minerals Provision and the Conflict Minerals Regulation, its purchasing policy with regard to Conflict Minerals, its expectations with regard to vendor sourcing of Conflict Minerals and requested the vendor to provide a completed Conflict Minerals reporting template (the “CMRT”). The Template was created by the Responsible Minerals Initiative, formerly the Conflict-Free Sourcing Initiative, (“RMI”), founded by members of the Responsible Business Alliance and the Global e-Sustainability Initiative. The CMRT includes a number of questions and requires each vendor, as applicable, to identify, among other things, all of the smelters/refiners used to supply any Conflict Minerals contained in materials or products supplied by such vendor.

DuPont’s Specialty Products Businesses
DuPont’s specialty products businesses undertook an extensive process to identify products containing Conflict Minerals necessary to their functionality or production. As a result, it was determined that Conflict Minerals were necessary to the functionality or production of certain Electronics & Imaging, Safety & Construction, and Transportation & Industrial specialty products businesses’ products that were manufactured, or contracted to be manufactured, by DuPont and for which the manufacture was completed during calendar year 2019, (the “SP Covered Products”).

DuPont has established a data management and record retention program and maintains a “Master Supplier Database” which is utilized to manage supplier contact information and to send an initial request for information from suppliers as part of DuPont’s reasonable country of origin inquiry (“RCOI”).

DuPont conducts supply chain due diligence in accordance with the framework of the OECD; Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”), on the source and chain of custody of the Conflict Minerals contained in the Covered Products. The OECD Guidance provides a five-step framework for risk based due diligence in the mineral supply chain. The five steps are (1) establish strong company management systems, (2) identify and assess risks in the supply chain, (3) design and implement a strategy to respond to identified risks, (4) carry out an independent third-party audit of the smelters’/refiners’ due diligence and (5) report on supply chain due diligence.

For each of the SP Covered Products, DuPont conducted in good faith, a RCOI regarding the Conflict Minerals that included:

1.	Mapping the Company’s supply chain,
2.	Contacting each supplier or vendor to determine if the minerals were sourced from the Democratic Republic of the Congo or adjoining countries, or were derived from scrap or recycled material, and
3.	Obtaining written certifications from suppliers regarding the source for the 2019 Necessary Conflict Minerals through the CMRT.

The RCOI was reasonably designed to determine whether any of the Conflict Minerals contained in the SP Covered Products originated in the Covered Countries and whether the Conflict Minerals originated from recycled or scrap sources.

Following its RCOI, DuPont determined that it had sourced products incorporating Conflict Minerals from 21 suppliers for production of certain SP Covered Products that are part of its Electronics & Imaging, Safety & Construction and Transportation & Industrial specialty products businesses. DuPont worked directly with these suppliers and received a completed CMRT from each supplier.

Based on the supplier responses, DuPont conducted additional supply chain due diligence regarding the source and supply chain for Conflict Minerals supplied by 3 of these suppliers which were used in the production of the SP Covered Products identified in the table below

DuPont does not have a direct relationship with the smelters and mines at issue since it does not directly purchase these minerals from smelters or mines. However, the Company actively engages in trade associations and other external groups which include major manufacturers in the chemicals and electronics industries as well as other manufacturing sectors. DuPont leverages industry-wide initiatives to understand and evaluate upstream actors in the supply chain, including the RMI and the related CMRT. DuPont’s due diligence included reliance on work conducted by the RMI, specifically the Responsible Minerals Assurance Process (“RMAP”) which uses an independent third-party audit to identify smelters and refiners that have systems in place to assure sourcing of only conflict-free materials. A list of smelters and refiners that meet the standards of the audit are published on the RMI website. The audit standard is developed according to global standards including the OECD and the Dodd-Frank Act. which offers an independent, third-party audit that determines which smelters and refiners can be validated as “conflict-free,” in line with current global standards.After receiving the responses from the three suppliers, DuPont specialty products businesses compared the results to the list of Conflict-Free Smelters maintained by the RMI and validated through the voluntary RMAP and all such smelters/refiners validated as Conflict-Free Smelters.

Product Line	Identified SP Covered Products	Conflict Mineral	Covered Country
Safety & Construction	Tychem® Test Kit (99081000000001UV) Zippers	Tin Tantalum Tungsten Gold Tin	Democratic Republic of Congo, Zambia
Electronic & Imaging	Connectors; printed circuit boards; Leadframes for integrated circuits; Passive components (resistors, capacitors, inductors, etc.)	Tin	Democratic Republic of Congo, Rwanda
Transportation & Industrial	BeteaSeal™ a glass coating primer for surfaces	Tin	Democratic Republic of Congo

For risks identified as a part of the due diligence process, DuPont has established an ongoing risk management and assessment program that includes:

a.	Contractually obligating suppliers to provide information regarding source and supply chain for Conflict Minerals as a part of new agreements and contract renewals;

b.	Educating direct suppliers to increase knowledge of reporting responsibilities and to improve the information contained in supplier survey responses; and

c.	Participating in relevant industry groups and trade associations to timely identify industry best practices regarding responsible sourcing of Conflict Minerals.

Due to the complexity of its supply chains, DuPont does not have direct relationships with Conflict Minerals smelters and refiners and does not perform or direct audits of these entities within its supply chain. DuPont supports and leverages the audit work conducted by the RMI to comply with the OECD Guidance. The RMI has implemented a RMAP and has been conducting mineral audits for several years. DuPont also collaborates with other industry associations as well as with its suppliers and customers to validate information obtained from several different sources.

DowDuPont’s Materials Science Businesses
After an extensive process it was determined that Conflict Minerals, such as metals or metal alloys, were necessary to the functionality or production of certain Coatings & Performance Monomers and Polyurethanes & Construction Chemicals materials sciences businesses’ products that were manufactured or contracted such products to be manufactured in 2019 prior to the Dow Distribution, (the “In-scope Products”).

Separately, these and other materials science businesses in 2019 prior to the Dow Distribution, utilized Conflict Minerals as metals or metal alloys, and/or certain chemical compounds manufactured from Conflict Minerals that are chemically distinct from the metals themselves. The materials science business included the use of these organometallic compounds manufactured from tantalum, tin, tungsten, and gold (“Organometallic Compounds”) in the scope of its Conflict Minerals approach described below and conducted its RCOI and due diligence on these materials in addition to the metals and metal alloys used in In-scope Products. The materials science businesses’ purchases of Conflict Minerals and Organometallic Compounds were sourced from vendors that were pre-approved per its due diligence process.

The materials science businesses conducted, in good faith, a RCOI that was reasonably designed to determine whether any of those Conflict Minerals originated in the Covered Countries or were from recycled or scrap sources. The RCOI consisted of a survey of all vendors providing Conflict Minerals or supplies containing Organometallic Compounds.

After receiving the vendor responses, the materials science businesses compared the results to the list of Conflict-Free Smelters maintained by the RMI and validated through the voluntary RMAP and all such smelters/refiners validated as Conflict-Free Smelters.